FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of May 2005

Commission File Number: 333-13878

CANWEST MEDIA INC.

(Translation of Registrant’s name into English)

3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba,

Canada R3B 3L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________.

This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

NEWS RELEASE

For immediate release
MAY 9, 2005

CanWest Media Inc. Commences Registered Exchange Offer

WINNIPEG, CanWest Global Communications Corp. today announced that its wholly owned subsidiary, CanWest Media Inc. (“CanWest”) has commenced an offer to exchange up to US$761,054,211 aggregate principal amount of its registered 8% Senior Subordinated Notes due 2012 (the “New Notes”) for any and all of its outstanding unregistered 8% Senior Subordinated Notes due 2012 (the “Old Notes”). Commencement of the exchange offer is the final step in registering with the SEC, the 8% Notes issued in November 2004 in connection with the refinancing of the 12 1/8% Hollinger Notes. The expiration date for the exchange offer will be 5:00 p.m., Eastern Standard Time (EST), on June 8, 2005, unless extended.

The New Notes are substantially identical to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer.

The terms of the exchange offer and other information relating to CanWest are set forth in a prospectus dated May 9, 2005. Copies of the prospectus and the related letter of transmittal may be obtained from the exchange agent – Bank of New York, Corporate Trust Operations, 101 Barclay Street—7 East, New York, New York 10286, Attn: Mr. Kin Lau, telephone (212) 815-3750, fax number (212) 298-1915.

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the New Notes or the Old Notes. The exchange offer is made solely by the prospectus dated May 9, 2005. The New Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Therefore, any transfer or resale of the New Notes in Canada, or to, from or for the account of any person resident in Canada, will be subject to restrictions under applicable Canadian provincial or territorial securities laws.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information contact:

Geoffrey Elliot	John Maguire
Vice President, Corporate Affairs	Chief Financial Officer
Tel: (204) 956-2025	Tel: (204) 956-2025
Fax: (204) 947-9841	Fax: (204) 947-9841
gelliot@canwest.com	jmaguire@canwest.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2005	CANWEST MEDIA INC. By: /s/ John E. Maguire John E. Maguire Chief Financial Officer